Exhibit 99.1

BY-LAW NO. 2

A by-law relating generally to

the conduct of the affairs of

YAMANA GOLD INC.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Yamana Gold Inc. (hereinafter called the “Corporation”) as follows:

ADVANCE NOTICE OF
NOMINATIONS OF DIRECTORS

1.                                      By-law No. 1 of the by-laws of the Corporation is hereby amended by adding the following thereto as section 3.04A, following section 3.04 and preceding section 3.05:

3.04A                                                               Nomination of Directors

Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this section 3.04A and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this section 3.04A:

(1)               In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section 3.04A.

(2)               To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be made (i) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(3)               To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residential address of the person, (B) the principal occupation(s) or employment(s) of the person, (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(4)               No person shall be eligible for election as a director unless nominated in accordance with the provisions of this section 3.04A; provided, however, that nothing in this section 3.04A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(5)               For purposes of this section 3.04A, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(6)               Notwithstanding any other provision of By-law No. 1, notice given to the corporate secretary of the Corporation pursuant to this section 3.04A may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the corporate secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(7)               Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section 3.04A.

2.                                      By-law No. 1, as amended from time to time, of the by-laws of the Corporation and this by-law shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law which are defined in By-law No. 1, as amended from time to time, of the by-laws of the Corporation shall, for all purposes hereof, have the meanings given to such terms in the said By-law No. 1 unless expressly stated otherwise or the context otherwise requires.

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This amendment to By-Law No. 1 of the Corporation shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board this 31st day of July, 2013.

WITNESS the seal of the Corporation.

“Peter Marrone”	“Sofia Tsakos”
Peter Marrone	Sofia Tsakos
Chairman and Chief Executive Officer	Senior Vice President, General Counsel and Corporate Secretary